UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Talbots, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

874161102

(CUSIP Number)

Robert F. Wall, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1. SECURITY AND ISSUER

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by The Talbots, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2011 (the “Initial Schedule 13D”), Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2011 and Amendment No. 2 to the Initial Schedule 13D filed on January 30, 2012, on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

Sycamore Partners Management, L.L.C. (“Sycamore”) has made a non-binding proposal to the Board of Directors of the Issuer to acquire all of the remaining issued and outstanding shares of the Issuer’s common stock not owned by Sycamore or its affiliates at a price of $3.05 per share in cash.  There can be no assurance that any definitive agreement will be entered into regarding the proposed acquisition of the Issuer, or, if entered into, what the terms thereof will be, or that the proposed transaction or any other transaction will be approved or consummated.  Unless and until a definitive agreement with respect to the proposed transaction has been entered into, neither Sycamore nor the Issuer is under any obligation of any kind whatsoever with respect to an acquisition transaction, and either party is free for any reason to withdraw from discussions without obligation or liability.

On May 5, 2012, Sycamore entered into a Letter Agreement with the Issuer (the “Letter Agreement”), pursuant to which the Issuer agreed, among other things, not to solicit, knowingly encourage or respond to offers, proposals or inquiries relating to any (i) sale or disposition of a material portion of the business or assets of the Issuer; (ii) tender offer, merger, acquisition, consolidation, joint venture, share exchange, business combination or other similar transaction; (iii) recapitalization, reorganization, liquidation, dissolution or other similar transaction; or (iv) financing or refinancing of the Company, investment in the Company or any sale or transfer or any equity or debt interest or security in the Company, until the earlier of (a) the execution of a definitive agreement between Sycamore and the Issuer, (b) receipt by the Company of notice that Sycamore is no longer pursuing the purchase of 100% of the Issuer’s issued and outstanding capital stock (the “Transaction”) or (c) 5:00 p.m. (New York City Time) on May 15, 2012 (the “Exclusivity Period”).  The parties further agreed to use commercially reasonable efforts and act in good faith to negotiate and enter into a definitive agreement with respect to the proposed Transaction prior to the end of the Exclusivity Period.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following:

On May 5, 2012, Sycamore and the Issuer entered into the Letter Agreement, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

Exhibit 3	Letter Agreement, dated as of May 5, 2012, by and between Sycamore Partners Management, L.L.C. and The Talbots, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2012

SYCAMORE PARTNERS, L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

ALLIGATOR INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners, GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny

Managing Member

PANTHER INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

EXHIBIT INDEX

Exhibit	Description
3	Letter Agreement, dated as of May 5, 2012, by and between Sycamore Partners Management, L.L.C. and The Talbots, Inc.